EXHIBIT 99.1

Foremost Clean Energy Announces $6.5 Million Uranium Exploration Program Across the Athabasca Basin

VANCOUVER, British Columbia, March 12, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”) is pleased to announce its plans for a $6.5 million exploration program in 2025 (the “Program”) across its portfolio of uranium properties in the Athabasca Basin region in northern Saskatchewan. The Program includes the recently announced follow-up drill program on the Hatchet Lake Uranium Property (“Hatchet”) as well as planned exploration on the Murphy Lake South, GR, Blackwing, Wolverine, and CLK properties.

Following an initial evaluation of the exploration potential of the 10 properties under option from Denison Mines Corp. (“Denison”)(TSX: DML, NYSE: DNN), Foremost identified several exploration priorities for 2025. The extensive Program will include drilling, geophysical surveys, and geochemical exploration with a focus on identifying and testing discovery-ready targets across the Athabasca Basin. Utilizing systematic and disciplined testing of discovery-ready drill targets, the program is expected to also generate additional new exploration targets on several under-explored properties.

Jason Barnard, President and CEO of Foremost, states “With portfolio of ten uranium exploration properties, attractively situated in the world-renowned Athabasca Basin region, Foremost is uniquely positioned with multiple discovery-ready properties supported by years of early stage exploration work carried out by Denison. This $6.5 million exploration program is the next step in our collaboration with Denison and marks a pivotal moment for Foremost Clean Energy as the Company embarks on its most ambitious exploration program. Barnard continues “We understand that market uncertainty, particularly surrounding potential tariffs, has been weighing on our share price. Despite current market headwinds and the impact that broader economic anxieties may have had on our share price, we firmly believe that Foremost’s robust exploration strategy, combined with strong support from Denison, positions us unlock substantial value for our shareholders in the near future.”

Murphy Lake South Uranium Property: Two Drill Programs

The Murphy Lake South Uranium Property (“Murphy”) is comprised 6 mineral claims totaling 17,676 acres / 7,153 hectares, located approximately 30 kilometers northwest of the McClean Lake mill, within the eastern edge of the Athabasca Basin, Saskatchewan. Murphy is located proximal to the La Rocque Lake Conductive corridor, which hosts the Hurricane, Alligator, and LaRocque Uranium deposits (see figure 1 below).

Figure 1. Map of Murphy Lake South and Surrounding Properties and Deposits

The property is considered to have high potential for identifying uranium mineralization due to its proximity to the Laroque Lake conductive corridor, shallow depth to the unconformity, and its virtually untested basement potential. Foremost is currently developing exploration drilling plans on numerous existing drill-ready targets with the expected work to be carried out in two phases:

  Phase 1 Drilling: Expected to be scheduled for summer 2025 consisting of approximately 1,500 meters of diamond drilling targeting the unconformity intersection of semibrittle graphitic faults identified from historical drilling where anomalous uranium concentrations were returned from assay results
  Phase 2 Drilling: A winter drilling program is anticipated for late 2025; the program focus testing geophysical anomalies that may represent brittle structures graphitic horizons coincident with clay alteration

Historical drilling identified great potential with the La Rocque conductive corridor, host to the Hurricane deposit and other showings (Figure 1), adjacent and overlying the western property boundary.

CLK Uranium Property: Geophysical Survey and 2,000 Meter Drill Program

The CLK Property (“CLK”) is comprised of 2 claims, over 25,753 acres/10,422 hectares located ~30km south of the northern edge of the Athabasca Basin. The CLK project lands capture a portion of the NE edge of the Snowbird Tectonic Zone, known to host several uranium occurrences. Only two holes have previously been drilled on the property, with uranium mineralization identified in both holes. Foremost is currently planning to conduct an airborne EM and magnetic survey, followed by a 2,000-meter diamond drilling program to follow up on the historical intersections of pitchblende and geophysical anomalies (see figure 2 below for property location map).

Wolverine Uranium Property: Geochemical Survey

The Wolverine Property (“Wolverine”) is comprised of 3 mineral claims totaling 12,444 acres/5,036 hectares located on the southeastern edge of the Athabasca Basin, approximately 15 kilometers southeast of Cameco’s Cigar Lake Mine. The depth to the unconformity is relatively shallow, between 140 meters and 250 meters. Historical drilling identified uranium mineralization hosted in faulted pegmatite (basement lithologies). The Company is currently planning a geochemical survey, expected to be completed in summer 2025, to potentially identify zones of uranium enrichment or pathfinder elements coincident with prospective conductive trends, which could result in the identification of attractive targets for future drill testing.

GR and Blackwing Properties: Airborne Geophysics

The Blackwing Property (“Blackwing”) comprises 2 mineral claims covering 25,753 acres/10,422 hectares within the northwestern portion of the Athabasca Basin. It is proximal to key regional structures, such as the Black Bay Fault and Grease River Shear zone, which are ideal structural corridors with a strong potential to host uranium mineralization.

Figure 2. Map Highlighting Location on the West-side of the Basin of Blackwing, GR and CLK Properties

The GR Property (“GR”) encompasses 16 mineral claims, covering 19,4187 acres/78,585 hectares, just south of the Blackwing, and covers 70 km of the Grease River Shear, a regional structure that coalesces with the Snowbird Tectonic Zone, about 225 km to the northeast of the property. Up to 7 km of lateral offset is observed along the Grease River Shear within the project lands, giving rise to a large target area that could be analogous to the Cigar Lake-style model of uranium mineralization desposition.

Foremost is currently planning to conduct airborne electromagnetic (“EM”) and magnetic surveys at the GR and Blackwing properties during summer of 2025. These surveys aim to define conductive trends and identify drill targets for future drill programs.

Hatchet Lake Uranium Property: Second Drill Program

Foremost is also planning a “Hatchet Phase Two” drill program to follow up on results from the 2024 drill program,to test additional conductive anomalies, and potentially follow up from results from the upcoming Winter 2025 drill program. Specific targets for the program, planned for late summer 2025, are currently being developed by Foremost and its partners.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproves the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

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